DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                 March 27, 2006

Edward M Kelly, Esq.                               VIA FEDEX AND VIA EDGAR
Division of Corporate Finance                      -----------------------
United States Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3728

RE:     Allmarine Consultants Corporation
        Pre-effective Amendment No. 2 to Registration Statement on Form SB-2 Filed March 2, 2006
        File No. 333-130492

Dear Mr. Kelly:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated March 9, 2006, Allmarine Consultants Corporation (the "Company," "we," "us") has the responses below. Additionally, please note that we have used capitalized words to indicate additions to the previous Form SB-2 filing.

1. REFER TO PRIOR COMMENTS 1, 6, AND 9. DISCLOSURE ON PAGE 22 INDICATES THAT ALTHOUGH ALLMARINE HAS BEEN PROMOTING AND MARKETING ITS SERVICES SINCE THE EFFECTIVE DATE OF THE MARKETING AGREEMENT WITH PHILTEX, ALLMARINE HAS NOT GENERATED ANY REVENUES, AND HAS NOT PERFORMED ANY SERVICES UNDER THE
     MARKETING AGREEMENT AND HAS NO CLIENTS AS OF THE DATE OF THE PROSPECTUS. CONTINUE TO REVISE THE PROSPECTUS AS NECESSARY TO MAKE THESE FACTS CLEAR THROUGHOUT THE PROSPECTUS. FOR EXAMPLE:

     - THE TENTH RISK FACTOR STATES THAT AS ALLMARINE RECEIVES ADDITIONAL CONTRACTS, ALLMARINE WILL BE REQUIRED TO MANAGE MULTIPLE RELATIONSHIPS. REVISE TO CLARIFY THAT ALLMARINE HAS NO CONTRACTS AS OF THE DATE OF THE PROSPECTUS.

RESPONSE:

     We have revised the risk factor in connection with your comment to state that, "[f]urther, as we receive FUTURE contracts, we will be required to manage multiple relationships with various customers, clients and other third parties. AS OF THE DATE OF THIS PROSPECTUS, WE DO NOT HAVE ANY CONTRACTS WITH CUSTOMERS." Additionally, we have revised the title of the risk factor to state "In the event our FUTURE operations and contracts grow "

     - THE ELEVENTH RISK FACTOR STATES THAT FLUCTUATIONS AND CYCLICAL TURNS IN THE SHIPPING INDUSTRY MAY CAUSE A DECREASE IN DEMAND FOR THE SERVICES THAT ALLMARINE PROVIDES. REVISE TO CLARIFY THAT ALLMARINE HAS PROVIDED NO SERVICES AS OF THE DATE OF THE PROSPECTUS.

RESPONSE:

     We have revised the risk factor in connection with your comment to state that, "[t]hese and other factors may cause a decrease in the demand for the services WE PLAN to provide in the future. AS OF THE DATE OF THIS PROSPECTUS, WE HAVE PROVIDED NO SERVICES AND HAVE NO CLIENTS OR CUSTOMERS."

     - "BUSINESS HISTORY" ON PAGE 16 STATES THAT ALLMARINE CURRENTLY RUNS ALL OF ITS OPERATIONS THROUGH ITS MARKETING AGREEMENT WITH PHILTEX. REVISE TO CLARIFY THAT ALTHOUGH ALLMARINE HAS BEEN PROMOTING AND MARKETING ITS SERVICES SINCE THE EFFECTIVE DATE OF THE MARKETING AGREEMENT WITH PHILTEX, ALLMARINE HAS NO OPERATIONS AS OF THE DATE OF THE PROSPECTUS.

RESPONSE:

     We have revised our description of the Marketing Agreement under "Business History" in connection with your comment to state, "We currently PLAN TO run all of our operations through our Marketing Agreement with Philtex Corporation, Ltd., a Dubai, United Arab Emirates corporation ("Philtex"). Philtex's president is Chris Warren, who holds 900,000 shares of our common stock. ALTHOUGH WE HAVE BEEN PROMOTING AND MARKETING OUR SERVICES SINCE THE EFFECTIVE DATE OF THE MARKETING AGREEMENT, WE HAVE NO OPERATIONS AS OF THE DATE OF THIS PROSPECTUS."

     - THE FIFTH PARAGRAPH UNDER "BUSINESS OPERATIONS" ON PAGE 17 STATES THAT ALLMARINE THROUGH ITS MARKETING AGREEMENT WITH PHILTEX WORKS UNDER THE AUTHORIZATION OF COUNTRIES WHO OFFER "OPEN" REGISTRATION OF MERCHANT SHIPS. REVISE TO CLARIFY THAT ALLMARINE THROUGH ITS MARKETING AGREEMENT WITH PHILTEX EXPECTS TO WORK UNDER THE AUTHORIZATION OF COUNTRIES WHO OFFER "OPEN" REGISTRATION OF MERCHANT SHIPS.

RESPONSE:

     We have revised the paragraph to which you refer in connection with your comment as follows:

     "We PLAN, through our Marketing Agreement with Philtex, TO work under the authorization of countries who offer "open" registration of merchant ships to foreign people and companies. Through our Marketing Agreement with Philtex, we EXPECT TO market ship and corporate registration and carryout statutory requirements on behalf of the International Maritime Organization Additionally, through our Marketing Agreement with Philtex, We Plan to provide our clients with surveyors which are approved by port authorities in most major ports throughout the Middle East, India, Europe, and the United States of America. HOWEVER, AS OF THE DATE OF THIS PROSPECTUS, WE HAVE GENERATED NO REVENUES AND HAVE HAD NO CLIENTS OR CUSTOMERS."

     - THE SEVENTH PARAGRAPH UNDER "BUSINESS OPERATIONS" ON PAGE 18 STATES THAT ALLMARINE CAN PROVIDE ITS CLIENTS WITH SHIP CLASSIFICATION SERVICES. REVISE TO CLARIFY THAT ALLMARINE THROUGH ITS MARKETING AGREEMENT WITH PHILTEX EXPECTS TO PROVIDE CLIENTS WITH SHIP CLASSIFICATION SERVICES.

RESPONSE:

     We have revised the paragraph in connection with your comment as follows:

     "Through Philtex we ALSO PLAN TO offer independent surveys, registration services, negotiating protection and claim handling.
     Additionally, WE PLAN TO provide our clients with ship classification services, THROUGH OUR MARKETING AGREEMENT WITH PHILTEX, including technical assessment, verification services as well as certification and consultancy services."

     - "DEPENDENCE ON ONE OR A FEW MAJOR CLIENTS" ON PAGE 20 STATES THAT ALLMARINE OFFERS ALL OF ITS SERVICES THROUGH ITS MARKETING AGREEMENT WITH PHILTEX. REVISE TO CLARIFY THAT ALLMARINE HAS PROVIDED NO SERVICES THROUGH ITS MARKETING AGREEMENT WITH PHILTEX AS OF THE DATE OF THE PROSPECTUS.

RESPONSE:

     We have revised the paragraph in connection with your comment to include the following sentence:


     "AS  OF  THE  DATE  OF  THIS  PROSPECTUS,  WE  HAVE  PROVIDED  NO  SERVICES
     THROUGH OUR MARKETING AGREEMENT WITH PHILTEX, HAVE GENERATED NO REVENUES AND HAVE NO CLIENTS OR CUSTOMERS."

                             SUMMARY FINANCIAL DATA
                             ----------------------

2. PLEASE PRESENT NET LOSS PER SHARE INFORMATION FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005.

RESPONSE:

     We have provided net loss per share for the six months ended November 30, 2005, as you requested.

                                  RISK FACTORS
                                  ------------

3. DISCLOSURE IN THE SIXTH AND SEVENTH RISK FACTORS ON PAGE 6 STATES THAT ALLMARINE PLANS TO OUTSOURCE OPERATIONS THROUGH ITS MARKETING AGREEMENT WITH PHILTEX FOR APPROXIMATELY SIX TO 12 MONTHS AND THEN USE PHILTEX'S CONTRACTS AND CONNECTIONS FOR APPROXIMATELY SIX TO 12 MONTHS AFTER THAT. CLARIFY THAT ALLMARINE ANTICIPATES BEGINNING TO OUTSOURCE ITS OPERATIONS THROUGH PHILTEX IN APPROXIMATELY THE SECOND QUARTER OF 2006. WE NOTE THE DISCLOSURE IN THE THIRD PARAGRAPH ON PAGE 22.

RESPONSE:


     We have revised the risk factors to which you refer to state the following:

     "We are currently highly dependent on Philtex Corporation, Ltd., ("Philtex") as we plan to outsource (i.e. refer) all of our operations and services through Philtex, BEGINNING IN APPROXIMATELY THE SECOND QUARTER OF 2006, AND CONTINUING for approximately six (6) to twelve (12) months
     THEREAFTER and use Philtex's contracts and connections through the Marketing Agreement (described below) for approximately ANOTHER six (6) to twelve (12) months thereafter, once we have operations.

     And,

     "We are a development stage company with limited experience in the marine consulting business, which plans to BEGIN OUTSOURCING (i.e. referring) the majority of our operations through our Marketing Agreement with Philtex IN APPROXIMATELY THE SECOND QUARTER OF 2006, AND CONTINUE FOR approximately six (6) to twelve (12) months THEREAFTER and then to use Philtex's contracts and connections for approximately ANOTHER six (6) to twelve (12) months thereafter; however, we will need to arrange new agreements, raise needed capital, and pay expenses and general administrative fees during that time and will need to raise substantial additional capital to offer services separate from Philtex, which we currently plan to offer in the future."

MARKETING  AGREEMENT
--------------------

4. REFER TO PRIOR COMMENT 8. DISCLOSURE IN THE FOURTH PARAGRAPH ON PAGE 19 THAT ALLMARINE PLANS TO OFFER PRODUCTS AND SERVICES WITHOUT THE HELP OR GUIDANCE OF PHILTEX IN APPROXIMATELY 18 TO 24 MONTHS IS INCONSISTENT WITH DISCLOSURE IN THE THIRD PARAGRAPH ON PAGE 22 THAT ALLMARINE HOPES TO OFFER SERVICES SEPARATE FROM PHILTEX IN SIX TO 12 MONTHS. PLEASE RECONCILE THE DISCLOSURES.

RESPONSE:

     Beginning in approximately the 2nd quarter of 2006, the Company will begin referring contracts and business to Philtex, after approximately six to twelve months, the Company hopes to be able to actually perform the work to be done on the contracts it receives, but will still use Philtex's contracts and contacts to complete those contracts, after approximately another six to twelve months after that, the Company hopes to be able to terminate the Marketing Agreement and offer services totally separately from Philtex. As suck, we have clarified the paragraphs to which you refer to state:

     "Additionally, we plan to terminate the Marketing Agreement in the future, assuming we are able to establish relationships with government bodies in certain Flag States, as well as establishing relationships with insurance companies which provide marine insurance for hull and machinery, protection and indemnity and cargo insurance, as well as contracts with surveyors. We hope to have established these relationships within approximately eighteen (18) to twenty-four (24) months, at which time we plan to offer products and services SEPARATELY FROM Philtex and plan to terminate the Marketing Agreement at that time, pursuant to the termination provisions of the Marketing Agreement (described below under "Marketing Agreement"). If we are able to offer services on our own and terminate the Marketing Agreement, we will retain 100% of the revenues we receive, if any. We plan to receive fees from our clients at the time we are engaged by such clients."

     And,

     "In approximately six (6) to twelve (12) months, we hope to BE ABLE TO offer services ON OUR OWN, USING ONLY PHILTEX'S CONTACTS, AND NOT REFER SUCH BUSINESS DIRECTLY TO PHILTEX TO COMPLETE, at which time we WILL receive 90% of the revenues received through such sales pursuant to the Marketing Agreement."

5. WE NOTE THE DISCLOSURE IN SECTION 3(A) OF EXHIBIT 10.2 TO THE REGISTRATION STATEMENT THAT PHILTEX OR ALLMARINE MAY ASSIGN THE MARKETING AGREEMENT. EXPAND THE DISCLOSURE TO INCLUDE THE AMENDED MARKETING AGREEMENT'S ASSIGNMENT PROVISION. FURTHER, ADVISE WHAT CONSIDERATION ALLMARINE HAS GIVEN TO RISK FACTOR DISCUSSION OF THE ASSIGNMENT PROVISION.

     The Company does not believe that the assignment provision of the Amended Marketing Agreement warrants any addition disclosure in the

     Prospectus, as the Company believes that this provision relates only to the Amended Marketing Agreement, and not the original Marketing Agreement. As a result, the Company does not believe that the fact that the Amended Marketing Agreement contains assignability provisions has any effect on the assignability of the provisions of the original Marketing Agreement.

PLAN  OF  OPERATION
-------------------

6. REFER TO PRIOR COMMENT 8. DISCLOSURE IN THE THIRD PARAGRAPH ON PAGE 22 THAT ALLMARINE HOPES TO OFFER SERVICES SEPARATE FROM PHILTEX IN SIX TO 12 MONTHS IS INCONSISTENT WITH DISCLOSURE IN THE FIRST PARAGRAPH ON PAGE 23 THAT ALLMARINE HAS PLANS TO GENERATE REVENUES SEPARATE FROM PHILTEX IN THE THIRD OR FOURTH QUARTERS OF 2007. PLEASE RECONCILE THE DISCLOSURES.

     We  have  revised  the  our  disclosure to clarify and state the following:

     "In approximately six (6) to twelve (12) months, we hope to BE ABLE TO offer services ON OUR OWN, USING ONLY PHILTEX'S CONTACTS, AND NOT REFER SUCH BUSINESS DIRECTLY TO PHILTEX TO COMPLETE, at which time we WILL receive 90% of the revenues received through such sales pursuant to the Marketing Agreement."

EXHIBITS
--------

7. REFER TO PRIOR COMMENT 14. AS REQUESTED PREVIOUSLY, INCLUDE AN EXHIBIT INDEX IMMEDIATELY BEFORE THE EXHIBITS FILED WITH THE REGISTRATION STATEMENT. SEE RULE 102(D) OF REGULATION S-T.

     We  have  included  the  Exhibit  Index  as  you  have  requested.

EXHIBIT  23.1
-------------

8. PLEASE MAKE ARRANGEMENTS WITH YOUR AUDITORS TO HAVE THEM REVISE THEIR CONSENT TO REFER TO THE FORM SB-2, AS AMENDED.

     The auditors consent has been revised to refer to the "amended Form SB-2," as you have requested.


                                  Very  truly  yours,

                                  /s/  John  S.  Gillies
                                  --------------------------
                                  John  S.  Gillies
                                  Associate
                                  DAVID  M.  LOEV,  ATTORNEY  AT  LAW